Exhibit 12.1

FXCM Inc.
Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In thousands, except ratios)

(Unaudited)

	Six Months
	Ended		Years Ended December 31,
	June 30, 2012		2011		2010		2009		2008		2007
Earnings:
Pre-tax income	$12,349		$69,597		$104,310		$97,013		$129,045		$26,279
Fixed charges	793		506		425		363		2,328		1,403
Minority interest in pre-tax income of Subsidiaries	(1,116)		-		-		-		-		-
Earnings available for fixed charges	$12,026		$70,103		$104,735		$97,376		$131,373		$27,682
Fixed charges:
Interest expense	$540		$329		$116		$125		$2,168		$1,374
Capitalized debt related expenses	127		8		-		-		-		-
Interest component of rent expense	126		169		309		238		160		29
Total fixed charges	$793		$506		$425		$363		$2,328		$1,403
Ratio of earnings to fixed charges	15.17	x	138.54	x	246.44	x	268.25	x	56.43	x	19.73	x